

STATEMENT OF FINANCIAL CONDITION

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
March 31, 2026
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 23669

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__

                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Instinet, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Worldwide Plaza, 309 West 49th Street__

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christy Schaffner	(212) 667 8903	christy.schaffner@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__

(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Chiulli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Instinet, LLC _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer, Instinet, LLC

Notary

JILL KAREN FISHER
Notary Public State of New York
No. 01FI6142862
Qualified in New York County
Commission Expires March 27, 20__30

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2026

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Instinet, LLC and the Board of Directors of Instinet Holdings Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2026 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

May 28, 2026

1

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Statement of Financial Condition
March 31, 2026
(in thousands)

Assets

Cash and cash equivalents	$	146,638
Restricted cash		2,400
Cash segregated in compliance with federal regulations		2,300
Securities borrowed		238,134
Receivables from broker-dealers and clearing organizations		951,397
Receivables from customers		112,716
Transaction fees and other receivables, net of a $829 allowance		92,936
Deferred tax assets		10,704
Other assets		23,871
Total assets	$	1,581,096

Liabilities and member's equity

Securities loaned	$	91,172
Borrowings from affiliate		684,174
Payables to broker-dealers and clearing organizations		250,638
Payables to customers		129,715
Accounts payable		63,990
Accrued compensation		14,972
Payables to affiliates		52,005
Accrued expenses and other liabilities		48,063
Subordinated borrowing		100,000
Total liabilities		1,434,729

Commitments and contingent liabilities (See note 8)

Total member's equity		146,367
Total liabilities and member's equity	$	1,581,096

See accompanying notes to the statement of financial condition.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition
March 31, 2026

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency focused securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services. Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services. The Company operates as a single operating segment.

Instinet is a limited liability company and wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holding America Inc. ("NHA").

The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of MIAX Sapphire, BOX Exchange LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe C2 Exchange, Inc, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Investors' Exchange LLC, Long-Term Stock Exchange, Inc., MEMX LLC, MIAX Emerald, LLC, MIAX PEARL, LLC, Miami International Securities Exchange, LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Texas, Inc., NYSE National, Inc, 24X National Exchange LLC, Nasdaq Texas, LLC, Nasdaq GEMX, LLC, Nasdaq ISE, LLC, Nasdaq MRX, LLC, Nasdaq PHLX LLC, Nasdaq Stock Market, and New York Stock Exchange.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

New Accounting Pronouncement

The Company adopted the following new accounting pronouncement during the year ended March 31, 2026.

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these financial statements
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures	• Introduces incremental annual disclosures for disaggregated information about an entity's effective tax rate reconciliation and information on income taxes paid. • Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.	Prospective adoption for the year ended March 31, 2026.	No material impact.

Future Accounting Pronouncement

The following new accounting pronouncement relevant to the Company will be adopted in a future period.

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Expected effect on these financial statements
ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Dissaggregation of Income Statement Expenses	• Requires additional disclosures about specific types of expenses presented in the statement of income.	Prospective adoption from April 1, 2027.	The Company is evaluating the potential impact.

Cash and Cash Equivalents (including Restricted Cash)

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2026, restricted cash is comprised of $2.4 million invested in a money market mutual fund defined under Rule 2a-7 of the Investment Company Act of 1940 and this money market deposit is held at one major U.S. financial institution which, at times, may exceed federally insured limits. As this money market fund is valued based on quoted net asset values, the carrying value of this instrument at March 31, 2026 approximated fair value.

Restricted Cash

The $2.4 million of restricted cash is fully securing letters of credit that expire between September 30, 2026 and December 31, 2026. These letters of credit were issued by a major U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the Company's bankruptcy or default. At March 31, 2026, no amounts had been drawn under the letter of credit. The Company expects the letters of credit to be renewed.

Cash Segregated in Compliance with Federal Regulations

At March 31, 2026, there was no cash requirement on behalf of securities customers pursuant to the reserve formula requirements of SEC Rule 15c3-3.

The Company had $2.3 million in cash at March 31, 2026 segregated in a special reserve bank account for the exclusive benefit of broker dealers under Rule 15c3-3 of the SEC.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are financing arrangements collateralized by US equities that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed and securities loaned transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender or to receive cash from the borrower. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the fair value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that is typically equivalent to the fair value of securities loaned. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risks by monitoring the fair value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate. The Company estimates expected credit losses over the contractual term of the securities borrowed transactions as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As a result of the short-term nature of the transactions, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on securities borrowed.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense are recorded in income for these securities borrowing/lending activities.

Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment of customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940"). Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition. The Company estimates expected credit losses over the contractual term of the receivables from customers as of the reporting date based on relevant information about past events, current conditions, and

reasonable and supportable forecasts. As a result of the short-term nature of the receivables, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on these receivables.

Allowance for credit loss

The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The majority of financial assets subject to CECL are securities borrowed, transaction fees receivables, and unsettled trade receivables. See Transaction Fees and Other Receivables, net section of this footnote for further discussion. The Company has elected to not measure an allowance for credit losses for accrued interest receivable. Accrued interest receivable balances are charged off against interest income when the related financial instrument is placed on nonaccrual status.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables, net as of March 31, 2026, consisted of the following:

In $000		
Transaction fees receivables	$	37,856
T*Share receivables		36,313
Broker neutral receivables		5,291
Prepaid soft dollars		829
Other receivables		12,647
	$	92,936

Transaction fees and other receivables are reported net of an allowance for credit losses of $0.8 million. The allowance for credit losses is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the account receivable balances, as well as forecasts

of future economic conditions that may affect a customer's ability to pay. As of March 31, 2025, there was no allowance related to prepaid soft dollar balances and $0.7 million was related to transaction fees receivables. As of March 31, 2026, there is no allowance related to prepaid soft dollar balances and $0.8 million is related to transaction fees receivables. The Company recorded $0.1 million in credit losses for the period ended March 31, 2026.

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer soft dollar credits generated from the client trading activity with the brokers. The Company recorded a receivable of $36.3 million from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition related to the T*Share program. The Company estimates expected credit losses over the contractual term of the T*share receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. T*Share receivables have no history of write off. There is no history of significant aged receivable from T*Share receivables and the soft dollar credits would be offset from the client soft dollar account in the event of non-payment. As such, the Company has not recorded a credit loss allowance on T*share receivables nor has the Company recorded any credit losses for the period ended March 31, 2026.

Accrued expenses and other liabilities

Accrued expenses and other liabilities as of March 31, 2026, consisted of the following:

In $000		
Exchange fee liabilities	$	23,115
Market data, connectivity and telecommunication		7,003
Accrued contingencies		25
Accrued professional fees		1,592
Rebates due to customers		12,887
Short securities		340
Other general accruals		3,101
	$	48,063

Exchange fee liabilities and rebates due to customers are recognized on a trade date basis, once the performance obligation has been satisfied.

Market data, connectivity and telecommunication expenses are monthly or usage fees for these services which are accounted for on an accrual basis.

Accounts payable

Accounts payable primarily includes accumulated soft dollar credits related to soft dollars arrangements and the T*Share program on the statement of financial condition. The liability is recognized on a trade date basis.

Borrowings from affiliate

Borrowings from affiliate represents amounts borrowed under a revolving credit facility with Instinet Group, LLC ("IGLLC").

Revenues from Contracts with Customers

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), revenues are recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. The following is a description of the Company's revenue recognition policies and balances as it relates to revenue from contracts with customers.

Transaction fees, net

Transaction fees, net are generated by customers trading securities and are charged on a per share basis, with each trade executed on the client's behalf representing a separate performance obligation that is satisfied at a point in time. Customers are permitted to allocate a portion of their commissions to pay for research products and other qualifying services provided by third parties. As the Company acts as an agent in these transactions, it records such expenses on a net basis within income.

Commission rates are fixed and revenue is recognized on the trade date. The performance obligation is satisfied on trade date because that is when the underlying securities and customer is identified, the pricing is agreed and the customer obtains or disposes of rights to obtain the economic benefit of the securities. The Company's receivables associated with transaction fees at April 1, 2025 was $50.5 million and at March 31, 2026, was $37.9 million. The Company did not carry any assets or recognize any contract obligations related to these receivables.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

Rebates from Market Centers and Exchanges and Rebates to Customers and Broker-Dealers

Rebates from market centers and exchanges relates to credits received in consideration for posting transactions into the order books of certain execution venues. These credits are accounted for on a trade date basis. The performance obligation is satisfied on trade date because that is when the Company has provided and executed the liquidity with the market centers from which the rebate is earned. The Company's receivables associated with rebates from market centers and exchanges at April 1, 2025 was $7.3 million and at March 31, 2026, was $5.4 million, and are included in transaction fees and other receivables on the statement of financial condition. The Company did not carry any assets or recognize any contract obligations related to these receivables.

At the same time, when clients provide liquidity to market centers through Instinet, they may, at Instinet's discretion, also receive credits, which are accounted for as contra revenue on a trade-date basis. These credits to clients are included within income.

Broker Neutral Revenues

The Company provides customers with access to its trading and transaction analytics tools for a fee, whereby customers are provided with distinct ongoing access to trading tools and trade analytics data. Such fees are fixed for the contract term, and are charged either as a recurring subscription fee (generally monthly), or on a per shares traded basis. The over time performance obligations are recognized when satisfied, either on a monthly basis as a recurring fee (subscription fee) or on a trade date basis (per shares traded agreements). The Company's receivables associated with broker neutral revenues at April 1, 2025 was $4.3 million and at March 31, 2026 was $5.3 million and are reflected in transaction fees and other receivables on the statement of financial condition. The Company did not carry any assets or recognize any contract obligations related to these receivables.

Interest income

Interest income is earned primarily from deposits with clearing organizations and securities borrowed and is accounted for on an accrual basis.

Other revenues

Other revenues primarily consists of fees earned from the Company's T*Share aggregation service, software licensing, regulatory fees, and clearing fees. T*Share revenues are recognized monthly based on transaction volumes from participating brokers. Software licensing fees are

recognized over time as services are provided. Regulatory and clearing fees are recorded as securities transactions occur.

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2026, Instinet recorded $8.1 million in other assets on the statement of financial condition related to this ownership interest. The ownership interests are recorded initially at cost and, over time, may be recorded at a lesser amount if there is an other-than-temporary impairment in value. At March 31, 2026, management has concluded that an impairment has not occurred on any such ownership interests.

Clearing, Brokerage and Exchange Fees

Clearing, brokerage and exchange fees relate primarily to the fees charged by market centers or regulators for trading and clearing transactions, and the costs incurred for market data content for U.S.-based clients. Trading-related costs are recorded on a trade-date basis, in line with related transaction fees.

Interest expense

Interest expense is incurred primarily on securities loaned, borrowings from affiliate, and subordinated borrowing and is accounted for on an accrual basis.

Professional Fees

Professional fees primarily includes legal, audit, research and IT contractor expenses that are accounted for on an accrual basis.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are re-measured at the average foreign exchange rates during the year. Gains and losses resulting from foreign currency re-measurements are included in income.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. All derivative instruments are presented at their fair value. At March 31, 2026, the Company recorded $25 thousand in receivables from broker-dealers and clearing organizations in the statement of financial condition to reflect the fair value of its derivatives. The notional of the open contracts amount to $15.1 million.

Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by Nomura Holding America Inc. & Subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local taxable income and tax liability is determined for financial reporting purposes on a separate company basis. Compensation is provided to the members of the Group, including the Company, on a modified benefits for loss approach, which is to the extent the member produces tax benefit items which are eligible to be utilized by the Group.

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. DTAs and DTLs are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. These income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 10).

Segment reporting

The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. The Company's Chief

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

Operating Decision Maker ("CODM") is the Chief Financial Officer. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies within Note 2. Additionally, the CODM oversees the Company's net capital (see Note 13), which is not a measure of net income, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends driving the enterprise strategies while maintaining capital adequacy. The CODM reviews the information as presented in the statement of financial condition. Segment assets can be found in the statement of financial condition.

Specific asset amounts described in ASC 280-10-50-25 are not included in the determination of segment assets or regularly provided to the CODM since the Company's activities are looked at as a single operating segment.

3. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2026, consist of the following:

In $000	Receivable	Payable
Securities failed-to-deliver/receive	$ 35,468	$ 131,127
Clearing deposits	716,098	-
Trade-date receivables/payables, net	198,714	97,318
Fees and other receivables/payables	1,117	22,193
	$ 951,397	$ 250,638

Securities failed-to-deliver/receive represents the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities. The failed-to-deliver/receive securities have settled in the normal course.

Clearing deposits are required by clearing organizations to clear and settle transactions. The clearing organizations determine the amount of such deposits typically based on the transaction volume and other measures. The Company provides additional deposits as requested by clearing organizations.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

Trade-date receivable/payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

The Company estimates expected credit losses over the contractual term of the receivables from broker-dealers and clearing organizations as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Because of the short term nature of the receivables, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. As such, generally no allowance for credit losses is held against these receivables. No allowance is held against clearing deposits that are posted with clearing organizations, due to the remote probability of default by the clearing organization and the robust multi-layered credit protection inherent in its design and operations.

Fees and other receivables/payables relate to open derivatives positions and suspense accounts.

4. Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2026, the Company obtained securities with a fair value of $239.6 million of which $168.6 million have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs. At March 31, 2026, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $94.5 million.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. These transactions are short term in nature and have a maturity of less than 30 days. The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default:

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

In $000	Securities Borrowed	Securities Loaned
Gross Balance	$ 238,134	$ 91,172
Amounts offset in the statement of financial condition	-	-
Net amounts presented in the statement of financial condition	238,134	91,172
Amounts not offset in the statement of financial condition (1)		
Financial instruments	(238,134)	(91,172)
Cash collateral	-	-
Net amount	$ -	$ -

(1) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

5. Deferred Compensation

Certain of the Company's employees participate in cash settled deferred compensation awards based on Nomura Holdings, Inc. ("NHI") stock. Granted awards are Notional Stock Units ("NSU") which vest annually in equal increments over a three year period and Collared Notional Stock Units ("CSU") which vest every six months in equal increments over a three year period.

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award, recognizing forfeitures as they occur. The total amount of unvested cash settled deferred compensation awards not yet recognized in the statement of financial condition is $0.2 million. The Company recorded $0.5 million as a reduction in accrued compensation on the statement of financial condition for the amounts paid to employees during the year ended March 31, 2026.

The Company introduced Deferred Cash Awards ("DCAs"), with a grant date of May 25, 2026, to eligible employees in 2025. Since DCA awards are generally provided to the Company's employees as part of their annual compensation awards, which compensate for performance for the prior financial year, the employees generally start providing service to be eligible to receive the award from April 1 of the prior year. Awards will vest according to the vesting schedule to be set forth in the individual employee's award statement, subject to the employee's continuous service through each vesting date, recognizing forfeitures as they occur. The DCA awards will vest from one year to three years from the grant date, e.g., April 1, 2027, April 1, 2028, April 1,

2029. The payment in cash for each award being settled will equal the amount specified on the award statement in quote currency. As all DCA awards include Full Career Retirement ("FCR") provisions, the service completion date is the earlier of the date on which the employees are eligible to terminate ("FCR eligibility date") and the contractual vesting date of the award.

In addition to cash settled deferred compensation awards, certain of the Company's employees are granted the right to receive NHI stock under Restricted Stock Units ("RSU awards"). RSUs vest annually in equal increments over a three year period. RSU awards do not receive dividends or dividend equivalent amounts that would have been paid had actual NHI shares been granted during the vesting period. RSU's are measured at fair value based on the number of units granted multiplied by the stock price at the grant date, adjusted for a discount related to the present value of the expected dividends to be paid on NHI shares during the vesting period (and which will not be paid on the unvested RSU) and net of estimated forfeitures. Compensation cost is recognized on a straight-line basis over the service period from the grant date to the vesting date. The Company accounts for the RSU awards as an expense.

Cash settled deferred compensation awards and RSUs include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met, provided the retiring employee does not work for a competitor.

The related deferred award amortization expense of an employee eligible for FCR is fully recognized in the first year of issuance if the employee's FCR date has either passed or is within six (6) months of the issuance date, as long as the employee has not submitted notification to Nomura of an election to retire during a specific window. If the employee's FCR date is beyond six (6) months of issuance but prior to a component award's vest date, the associated amortization period of the issued deferred awards may not exceed the FCR date.

Replacement deferred cash awards were issued to some new hires. A total of $0.1 million was recorded as a reduction in accrued compensation on the statement of financial condition for amounts paid to those employees during the year ended March 31, 2026.

6. Retirement Saving Plan

Effective April 1, 2025, the Instinet Savings Plan merged into the Nomura Securities International, Inc. Retirement Investment Plan. Substantially all employees of the Company are covered under the Plan. The Company's contribution to the Plan is based on employees' compensation.

7. Related-Party Transactions

At March 31, 2026, balances with related parties are included in the following statement of financial condition captions:

Assets

Transaction fees and other receivables, net	$	2,807
Other assets		614

Liabilities

Payables to affiliates	$	52,005
Subordinated borrowings		100,000
Borrowings from affiliate		684,174

Cross Border and Profit Sharing

Instinet is a party to a cross border agreement and a profit sharing agreement with IHI and its affiliates. The cross border agreement requires each affiliate to record revenue and associated expenses for all securities cleared and settled by each affiliate. The global profit sharing agreement provides for a routine return on non-revenue driving expenses along with a sharing of the global residual profit allocated based on the revenue drivers (customer relationships and technology). The methods are designed to be compliant with the relevant tax rules in all jurisdictions in which IHI and its affiliates does business.

At March 31, 2026, the Company recorded $7.7 million in payables to affiliates on the statement of financial condition. The Company settles these monthly.

Operational and Administrative Agreements

IGLLC provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages employees' benefit, facilities and IT support for IHI and its US affiliates and allocates related expenses to the Company based on headcount.

At March 31, 2026, the Company recorded $31.7 million in payables to affiliates on the statement of financial condition for services and payments for expenses paid on behalf of the Company. These amounts were payable to IGLLC and settled monthly.

Instinet Technology Solutions Inc. ("ITS"), a wholly owned subsidiary of IHI, provides various services to the Company. Pursuant to an expense sharing agreement, ITS provides the Company with operational, management and administrative personnel to support its business in exchange for a fee. The service fee is equal to ITS's eligible expenses.

Additionally, the Company reimburses or is reimbursed by ITS for direct expenses paid by or credited to ITS on behalf of the Company. Payables to affiliates at March 31, 2026 includes $57 thousand due to ITS. The Company settles these monthly.

Pursuant to various service fee arrangements, the Company provides and receives services to and from NHI's non-Instinet affiliates. Services include legal and compliance, rent and clearing services. The Company settles non-Instinet affiliate payables and receivables periodically.

Additionally, the Company reimburses or is reimbursed by IHI for direct expenses paid by or credited to IHI on behalf of the Company. Payables to affiliates at March 31, 2026 includes $0.1 million due from IHI. The Company settles monthly.

Financing activities

On June 23, 2020, Instinet, LLC amended its revolving credit facility agreement with IGLLC to increase the facility to $500 million, with the ability to be temporarily increased under agreement from both parties. The agreement automatically renews for successive one year terms subject to a written notice of termination from either party. No notice by either party has been made. At March 31, 2026, the Company had borrowings of $684.2 million on the facility. At March 31, 2026, the interest rate payable on these borrowings was 4.99%.

On April 10, 2023, the Company entered into a subordinated loan agreement with NHA for $100 million. (see Note 12).

Execution Services

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities.

Transaction fees and other receivables, net on the statement of financial condition at March 31, 2026 includes $2.6 million due from NHI's non-Instinet subsidiaries.

In the event that trades, executed on behalf of affiliates, fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivables from and payables to customers on the statement of financial condition. At March 31, 2026, there were no material amounts payable or receivable related to fails from affiliates.

Commission Sharing

The Company pays commission credits essentially representing an internal commission allocation to NHI's non-Instinet subsidiaries for their involvement in sales efforts related to some of Instinet Pacific Limited ("IPL", a subsidiary of IHI)'s clients trading in US equities. A liability of $0.7 million is recorded as part of the cross-border agreement with IHI and affiliates – Refer to "*Cross Border and Profit Sharing*".

Research Services

The Company reimburses NHI's non-Instinet affiliates for research payments from mutual clients received on behalf of the affiliates. Payables to affiliates as of March 31, 2026, includes $0.4 million due to NHI's non-Instinet affiliates. The Company settles these monthly.

8. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

On December 1, 2022, Northwest Biotherapeutics, Inc. ("Northwest") filed suit in US District Court for the Southern District of New York against the Company and seven other entities. In its complaint, plaintiff alleges that defendants were engaged in a scheme to manipulate Northwest's

share price downward through spoofing. Plaintiff seeks an injunction preventing defendants from spoofing and unspecified monetary damages relating to the sale of 49 million shares of common stock at prices that plaintiff claims were artificially depressed through spoofing. On March 20, 2023 defendants filed a motion to dismiss the complaint and on April 10, 2023 plaintiffs filed an amended complaint. Instinet filed a motion to dismiss the amended complaint on July 12, 2023. On February 14, 2024, defendant's motion to dismiss was granted with leave for plaintiff to amend and refile the complaint. Plaintiff refiled their complaint on March 18, 2024 and defendants moved to dismiss the complaint on May 1, 2024. On January 31, 2025, the Magistrate Judge overseeing the case issued a report and recommendation that would grant defendants' motion to dismiss in part and deny it in part. Specifically, the recommendation would allow the complaint to proceed regarding approximately 40 million shares and dismiss the claims regarding approximately 234 million other shares sold by Northwest. On March 26, 2025, the District Judge issued a ruling granting in part and denying in part defendants' motion to dismiss. On April 25, 2025, defendants filed their answer to plaintiff's second amended complaint. The matter is currently in discovery. Due to the legal uncertainty of the claim, the Company cannot provide an estimate of reasonably possible loss.

On May 6, 2024, FINRA, on behalf of the CBOE exchanges, notified the Company that they have reached the preliminary determination that disciplinary action be brought against Instinet for alleged violations of the CBOE's supervision rule. This determination is in connection with an investigation relating to Instinet's practices, policies and procedures relating to detecting and preventing potentially manipulative customer trading. On December 5, 2024, the Members Exchange notified the Company that they have reached the preliminary determination that disciplinary action be brought against Instinet for alleged violations of the MEMX supervision rule. In February 2026, this matter was settled with FINRA and 15 other self-regulatory organizations. The total fine was $1.2 million.

At March 31, 2026, the Company had recorded $25 thousand in accrued expenses and other liabilities related to contingencies on the statement of financial condition.

9. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally two business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as

collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Income Taxes

The Company is treated as a disregarded entity for tax purposes and its income and deductions are included with and reported as part of its direct parent, IHI's, tax return. IHI is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local taxable income and tax liability is determined for financial reporting purposes on a separate company basis. Compensation is provided to the members of the Group, including the Company, on a modified benefits for loss approach, which is to the extent the member produces tax benefit items which are eligible to be utilized by the Group. Any such losses (current or carried

forward) compensated for by the group are not recognized as deferred tax assets on the Company's statement of financial condition. The accrual for unrecognized tax benefits, on the other hand, is accrued on a weighted basis of the Company's share of the Group's unrecognized tax benefits. Federal, and certain state and local income and capital taxes are paid to NHA in accordance with this practice. As such, accrued income taxes payable to affiliates of $11.4 million is shown on the statement of financial condition in payables to affiliates as of March 31, 2026.

The components of the Company's net DTAs at March 31, 2026, are as follows (in thousands):

Deferred tax assets	$	11,882
Less valuation allowance		(1,108)
		10,774
Deferred tax liabilities		(70)
Net deferred tax assets / (liability)	$	10,704

The Company's DTAs primarily relate to temporary differences primarily consisting of soft dollar liabilities and compensation-based accruals. Management believes that it is more likely than not that these deferred tax assets will be realized. There is a valuation allowance of $1,109 against the tax loss carry forward of the Company. This amount decreased from $1,193 in the previous year.

The table below presents the earliest tax years for which the Company remains subject to tax examination by major jurisdiction.

Jurisdiction	As of March 31, 2026
U.S Federal	March 31, 2023
New York State	March 31, 2022
New York City	March 31, 2019

Additionally, the Company is currently under routine audits by various state and local tax jurisdictions for the tax years ended March 31, 2019 through March 31, 2022.

Roll forward of unrecognized tax benefits (in thousands):

Balance at April 1, 2025	$	188
Addition in tax position of prior years		-
Balance at March 31, 2026	$	188

The balance of the net unrecognized tax benefits, due to uncertainties in tax law/acceptance of application of new rules, is included in accrued expenses and other liabilities as of March 31, 2026. If recognized, these benefits would favorably impact the effective tax rate in future periods.

The Company accrued interest expense of $18 thousand on the unrecognized tax benefits during the year. The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income, if applicable.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
Notes to the Statement of Financial Condition (continued)

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2026, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level 2 in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents, securities borrowed, other assets and securities loaned. However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. These financial assets and financial liabilities would be generally classified as Level 2 or 3 within the fair value hierarchy. Other assets included in the table below primarily relate to a membership in DTCC. The fair value of DTCC is estimated using the stock price valuation provided by the issuer. The fair value of subordinated borrowings is estimated by a proxy valuation using NHI's public debt and industry benchmarks.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which were carried on a basis other than fair value within the statement of financial condition as of March 31, 2026.

In $000	Carrying Value	Fair Value	Fair Value of Level 1	Fair Value of Level 2	Fair Value of Level 3
Assets					
Cash & cash equivalents	$ 146,638	$ 146,638	$ 146,638	$ -	$ -
Restricted cash	2,400	2,400	2,400	-	-
Cash segregated in compliance with federal regulations	2,300	2,300	2,300	-	-
Securities borrowed	238,134	238,134	-	238,134	-
Other assets	8,740	32,982	-	-	32,982
Liabilities					
Securities loaned	$ 91,172	$ 91,172	$ -	$ 91,172	$ -
Subordinated borrowings	100,000	99,391	-	-	99,391

12. Subordinated Borrowing

The Company's subordinated borrowing is a term loan covered by an agreement approved by FINRA and is included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under this agreement, NHA agrees that the obligations of the Company with respect to the payment of principal and interest are subordinate in right to claims of present and future creditors of the Company. The loan agreement contains an evergreen provision that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that the loan is required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

Borrowings at March 31, 2026 is as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 100,000	Term	April 10, 2027	Variable

At March 31, 2026, the interest rate on this borrowing was 4.99%, which is based on SOFR plus a spread. At March 31, 2026, interest payable was $0.4 million.

13. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1 million, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2026, the Company had regulatory net capital of $109.1 million which was $104.2 million in excess of its required net capital of $4.9 million. The Company's ratio of net capital to aggregate debit items was 44.4%.

The Company was not required to have cash on deposit in the special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 at March 31, 2026. Additionally, under Rule 15c3-3, the Company had cash on deposit of $2.3 million in a special reserve bank account for the exclusive benefit of broker dealers ("PAB reserve bank account"). The Company performed the customer reserve calculation as of March 31, 2026 under Rule 15c3-3, resulting in a reserve deposit of $0.2 million as of April 2, 2026. The cash on deposit in the PAB reserve bank account as a result was $2.5 million.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2026.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 thousand minimum net capital required as a CFTC introducing broker;

- the amount of adjusted net capital required by a futures association of which it is a member;

- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2026, the Company had a $4.9 million minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

14. Subsequent Events

The Company has evaluated subsequent events through May 28, 2026, the date as of which this statement of financial condition is available to be issued and has concluded that no additional disclosure is required.